

June 25, 2019

Dear Fellow Shareholder,

Like many of you, the Rice Team, which owns more than 3% of EQT's common stock, is extremely disappointed by EQT's poor performance and failure to derive substantial value from the Rice Energy merger. **Last week, EQT stock traded at a ten-year low. Change is urgently required.**

EQT shareholders have lost 48% on a Total Shareholder Return basis since the Rice Energy merger[1]



At EQT's Annual Meeting of Shareholders on July 10, 2019, you will be asked to make an important decision regarding the future of EQT. For EQT to realize its full potential, EQT needs new vision and new leadership. That is why we are asking you to support our six exceptional new directors, plus Daniel J. Rice IV, who is currently on the EQT Board.

EQT shareholders have a unique opportunity to choose a proven business plan and CEO. The Rice Team believes voting for its nominees offers EQT shareholders the benefit of a highly qualified and experienced leadership team that substantially outperformed its peers while running Rice Energy, a proven plan the team has executed before, and the prospect of driving costs down significantly to create value and ensure sustainability. By contrast, the EQT nominees are supporting an unproven leadership team that was promoted through questionable processes and is proposing a plan that lacks even the ambition to match the cost structure of peers.

We encourage you to read the enclosed material carefully and visit **www.EQTPathForward.com** for additional information, including our 188-page presentation to EQT shareholders.

It is time for change at EQT. EQT shareholders need a new leadership team and plan to realize the potential of EQT's world-class asset base and the Rice Energy merger.

> ### WE URGE YOU TO VOTE THE WHITE UNIVERSAL PROXY CARD FOR PROVEN TRANSFORMATIONAL CHANGE. VOTE FOR ALL SEVEN OF THE RICE TEAM'S NOMINEES AND THE FIVE EQT NOMINEES SUPPORTED BY THE RICE TEAM

Sincerely,
The Rice Team

[1] Source: FactSet Peer Index includes AR, CNX, COG, RRC, SWN. From November 10, 2017 (close of Rice Energy deal) through December 9, 2018 (day before Rice Team first public engagement with EQT).

EQT's Announced Turnaround Plan Will Not Maximize Returns and is Dependent on Higher Gas Prices

EQT's grand plan to improve the Company's free cash flow is essentially a generic 10% cost-cutting plan. EQT's plan depends heavily on reducing growth rates (and growth capex) and headcount. Importantly, it does not fundamentally change the way century-old EQT does business. **Even the Company has described the plan as going after the "low-hanging fruit."**

EQT's plan will not make the transformative shifts that are required for EQT to maximize value. The Company's plan also does not address a number of the glaring operational issues, including the fact that it is losing its core leaseholds to competitors because EQT is allowing leases to expire. More generally, EQT has effectively abandoned the promised efficiencies, processes and technology it acquired with the Rice Energy acquisition.

The result is a "plan" that is dependent upon natural gas prices rising much higher than the market current anticipates instead of a plan that lowers EQT's operating costs. If gas prices do not increase as EQT hopes, EQT will be unable to return any cash to shareholders until 2023 without exceeding its target leverage. EQT is so dependent upon its unjustifiable natural gas pricing assumptions, that if those assumptions do not come true, EQT will produce 45% less free cash flow than it is currently projecting.



ADJUSTED FREE CASH FLOW GUIDANCE ($bn)

	2019	2020	2021	2022	2023	Total
EQT (EQT Price Deck)	$0.3	$0.3	$0.6	$0.7	$0.8	$2.7
EQT (Strip Price Deck)	$0.2	$0.2	$0.3	$0.4	$0.4	$1.5

45% decrease

HALF CYCLE SINGLE WELL PV10

EQT (EQT Price Deck) $3.2
EQT (Strip Price Deck) $1.3

60% decrease

The Rice Team's Plan Fundamentally Transforms EQT into a Modern, Efficient and Sustainable Business

In contrast to EQT's "low-hanging fruit" plan, the Rice Team's plan fundamentally transforms EQT by focusing on **Organization, Technology** and **Operations** with a purpose of lowering well costs to levels achieved previously by Rice Energy and EQT's peers today. Our plan will generate an incremental $500 million of FCF annually **above** the Company's announced January 2019 free cash flow guidance and will create a sustainable business and stable balance sheet even if natural gas prices decline.



Category	EQT's Problem Today	The Rice Team Solution
Organization	Vertical, uninspired and restricted employee base	» Ensure we have the most qualified **people** » Build **culture** to align with vision » **Structure** workforce to ensure accountability and collaboration
Technology	Outdated systems/ spreadsheets	» **Digitally** connect workforce to streamline "Insight to Action" » Leverage **oilfield tech** to evolve field operations » Unleash **innovation** at scale
Operations	Chaotic scheduling, poor well design. Scale used as a crutch	» Effective **planning** to execute large-scale development projects » **Execute** proven well designs on time and on budget » Leverage EQT's **scale** to lower per unit costs

The Rice Team's Plan Requires New Leadership to Implement

Unlike EQT's plan, the Rice Team's plan aims to achieve a market-leading cost structure, equal to the cost levels achieved by the Rice Team when they were running Rice Energy. To achieve that cost structure, EQT needs to move to large-scale, efficient well development programs enabled by technology and leading business processes.



"Low-Hanging Fruit" Laggards
Chaotic scheduling, putting out fires
Qualified Leaders
Solid Execution. Industry Average
Digitally Enabled Innovators
Large Scale, Efficient Development
High
COST
Low
EQT 2018: $1,250/ft
EQT's "Transformation" and now "FCF Machine"
EQT Present: $1,095/ft
These first steps are easy
EQT Target 10%: $995/ft
Peers: $650-980/ft
Rice Plan: $735/ft
Upside
RICE ENERGY
• First to coordinate Large Scale development projects in SWPA
• First to digitize entire workforce
The Rice Team spent 10 years getting to this level on the same asset EQT is developing today
This is where we plan to bring EQT
Elementary
LEVEL OF OPERATIONAL PROFICIENCY
Advanced

If the Rice Team plan is implemented, EQT will achieve costs substantially below those anticipated by EQT's current plan. In fact, we believe EQT will become the low-cost leader in the Appalachian Basin.



• Bring in Rice Team
• Implement 100 Day plan
• Enhanced front line leaders pushing field performance
• Entire organization prepping logistics for large scale projects
• Large scale projects hit schedule
• Technology fully implemented
• Massive efficiencies realized
EQT 2019 Rate of Change
EQT Target 10%
COSTS
Peers
Sustainable cost cutting initiatives above base Rice plan in 2021+
2019
2020
2021

The Rice Team has nominated seven accomplished professionals and is supporting five of EQT's nominees.



LYDIA BEEBE



LEE CANAAN



KATE JACKSON



JOHN McCARTNEY



DANIEL RICE



TOBY RICE



HALLIE VANDERHIDER

If shareholders follow our recommendation, we believe EQT will have a new Board that is the most experienced and capable in the upstream business.

		ENERGY EXPERIENCE		EXPERIENCE WITH BOARD ROLES		
RICE NOMINEE	Public Board Experience Other Than EQT	General	Upstream Operating	Audit Comm	Comp Comm	Gov Comm
LYDIA BEEBE	✔	✔	✔	✔	✔	✔
LEE CANAAN	✔	✔	✔	✔	✔	✔
KATE JACKSON	✔	✔			✔	✔
JOHN MCCARTNEY	✔	✔		✔	✔	✔
DANIEL RICE IV	✔	✔	✔			
TOBY RICE	✔	✔	✔			
HALLIE VANDERHIDER	✔	✔	✔	✔		
EQT NOMINEES WE SUPPORT						
Philip Behrman		✔	✔	✔		
Janet Carrig		✔	✔			
James McManus	✔	✔	✔	✔		✔
Anita Powers	✔	✔	✔			
Stephen Thorington	✔	✔	✔	✔	✔	✔

EQT has been a perennial underperformer, having generated poor returns for shareholders over the last one-, three- and five-years. The stock currently trades near its 10-year low.

EQT'S Performance has Lagged Peers* and Relevant Indexes



* Source: FactSet. Peer Index includes AR, CNX, COG, RRC, SWN. Through December 9, 2018 (day before Rice Team first public engagement with EQT).

This stock price underperformance is the direct result of poor operating performance and a lack of efficiency. On average, EQT drills wells that are less productive than its peers in the same region and which cost more to drill. In an industry in which efficiency is critical to ensuring sustainability in all pricing environments, EQT's failure to adopt technology, efficient processes and large-scale development techniques has left it behind its peers.

EQT'S Operating Performance on Relevant Metrics Lags Peers



[1] Measured by Estimated Ultimate Recovery (EUR). EUR is the amount of hydrocarbons that are expected to be recovered from a well, measured per one-thousand feet of lateral. Raw data provided by RSEG. Marcellus formation only. 3-Stream EURs. Oil converted to gas equivalent at 15:1 and NGLs converted to gas equivalent at 6:1 to reflect current price environment. All EURs have been adjusted to reflect 50-year life consistent with EQT reporting methodology.

[2] 2018 Marcellus well costs per Company reports. Well costs adjusted to include capitalized costs but exclude capitalized interest.



REALIZING EQT'S POTENTIAL | EQTPATHFORWARD.COM

WE URGE YOU TO VOTE THE
WHITE UNIVERSAL PROXY CARD AND
VOTE FOR ALL OF THE RICE TEAM'S NOMINEES

For questions about how to vote your shares, please contact:

D.F. KING
An AST Company

(800) 207-3159